UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030607

NO ACT
P.E 1-7-2002
1-07850

March 19, 2002

Robert M. Johnson
Assistant General Counsel
Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, NV 89193-8510

Act 1934
Section
Rule 14A-8
Public Availability 3/19/2002

Re: Southwest Gas Corporation
Incoming letter dated January 7, 2002

Dear Mr. Johnson:

This is in response to your letters dated January 7, 2002 and February 11, 2002 concerning the shareholder proposal submitted to Southwest Gas by Jeff L. Carpenter. We also have received letters on the proponent's behalf dated February 1, 2002 and February 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jeff L. Carpenter
c/o Richard G. McCracken
Davis, Cowell & Bowe, LLP
100 Van Ness Avenue, 20th Floor
San Francisco, CA 94102

SOUTHWEST GAS CORPORATION

Robert M. Johnson, Assistant General Counsel

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN -8 PM 3:06

January 7, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Southwest Gas Corporation

Ladies and Gentlemen:

Southwest Gas Corporation ("Southwest") hereby requests that the Division of Corporation Finance (the "Division") recommend no action to the Securities and Exchange Commission (the "SEC") if management of Southwest omits from its proxy statement and form of proxy for its 2002 annual meeting of shareholders the shareholder proposal (the "Proposal") submitted by Jeff L. Carpenter, attached hereto as Exhibit A, and received by Southwest on November 29, 2001.

The Proposal seeks to require the approval of Southwest's shareholders for the adoption of a shareholder rights plan and directs Southwest to redeem rights which have been distributed under the corporation's existing shareholder rights plan.

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if its adoption would violate applicable state law. As the opinion of O'Melveny & Myers LLP attached hereto as Exhibit B concludes, the Proposal violates California law because:

(1) the proposed amendment to Southwest's Bylaws set forth in the Proposal is not a proper subject for a bylaw amendment under California law since a provision requiring the approval of Southwest's shareholders for any corporate action must be set forth in the Company's Restated Articles of Incorporation; and

(2) under Section 1, Article XX of the Southwest's Bylaws, the Bylaws may only be amended by the vote of shareholders entitled to exercise a majority of the voting power of the corporation if the amendment is

5241 Spring Mountain Road / P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 364-3227

permissible under California law; for the reasons set forth in (1) above the proposed amendment set forth in the Proposal would violate California law.

Southwest, therefore, believes that the Proposal may be properly omitted under Rule 14a-8(i)(1) because it contravenes California law, and Southwest hereby requests that the Division recommend no action to the SEC if Southwest omits the Proposal from its proxy statement and form of proxy for its 2002 annual meeting of shareholders.

Very truly yours,

Robert M. Johnson
Assistant General Counsel

c Jeff L. Carpenter

EXHIBIT A

RESOLVED, pursuant to section 1 of Article XX of the Bylaws of Southwest Gas Corporation ("Southwest Gas" or the "Company") and section 211 of the California Corporations Code, the shareholders hereby amend the Bylaws to add the following Article XXI, which shall take effect immediately upon adoption at the meeting of the shareholders at which this resolution is considered:

> "ARTICLE XXI" "Shareholder Rights Plans" "The corporation shall not adopt any rights plan, share purchase rights plan or similar agreement, share purchase rights plan or similar agreement, commonly known as a 'poison pill,' which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareholder and the corporation, unless such plan or agreement has previously been approved by holders of a majority of shares voted at the meeting of stockholders at which the matter is considered. The corporation shall promptly redeem any such rights or otherwise terminate any such plan in existence on the date this Bylaw is adopted, including, without limitation, the rights plan adopted by the corporation in 1996."

SUPPORTING STATEMENT

In December 1996, Southwest Gas' board of directors issued preference stock purchase rights to common shareholders pursuant to a Rights Agreement. These rights are a powerful anti-takeover device, commonly referred to as a "poison pill" that effectively prevents an acquisition of the Company without the prior approval of the incumbent board.

Although management and the board should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies the unilateral imposition of a poison pill. We believe that Southwest Gas' poison pill injures shareholders by reducing management accountability and adversely affecting shareholder value.

A recent study found that firms with the strongest shareholder rights significantly outperform companies with weaker shareholder rights and outperform the broader market. A 2001 study of 1,500 firms by researchers at Harvard and the University of Pennsylvania's Wharton School found a significant positive relationship between greater shareholder rights, as measured by a governance index, and both firm valuation and performance from 1990 to 1999. The governance index took into account, among other things, whether a company had a poison pill.

Last year, holders of over 60% of Southwest Gas' shares voting on the issue (including abstentions but excluding broker "non-votes") voted in favor of a non-binding proposal urging the board to redeem Southwest Gas' poison pill or seek shareholder approval for its continuation. The board, despite the clear directive from the Company's stockholders, refused to do so. Accordingly, we are submitting this proposed bylaw to require prior stockholder approval of any new rights plan and the redemption or termination, respectively, of any rights or plan in effect on the date on which this bylaw is adopted.

We urge shareholders to vote FOR this resolution!

EXHIBIT B

O

O'MELVENY & MYERS LLP

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TELEPHONE (213) 430-6000
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January 7, 2002

OUR FILE NUMBER
815,040-999

Southwest Gas Corporation
5241 Spring Mountain Road
Las Vegas, Nevada 89102

Re: ***Shareholder Proposal***

Ladies and Gentlemen:

You have requested our opinion as to whether a shareholder proposal (the "Proposal") submitted to Southwest Gas Corporation (the "Company") by Jeff L. Carpenter may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Company is a California corporation.

It is our opinion that the Proposal may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders because it violates the General Corporation Law of the State of California ("GCL"). The reasons for our opinion is set forth below.

I. THE PROPOSAL

The Proposal reads as follows:

RESOLVED, pursuant to section 1 of Article XX of the Bylaws of Southwest Gas Corporation ("Southwest Gas" or the "Company") and section 211 of the California Corporations Code, the shareholders hereby amend the Bylaws to add the following Article XXI, which shall take effect immediately upon adoption at the meeting of the shareholders at which this resolution is considered:

"ARTICLE XXI" "Shareholder Rights Plans" The corporation shall not adopt any rights plan, share purchase rights or similar agreement, share purchase rights plan or similar agreement, commonly known as a "poison pill," which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareholder and the corporation, unless such plan or agreement has previously been approved by holders of a majority of shares voted at the meeting of stockholders at which the matter is considered. The corporation shall promptly redeem any such rights or otherwise terminate any such plan in existence on the date this Bylaw is adopted, including, without limitation, the rights plan adopted by the corporation in 1996."

The Proposal seeks to require the approval of the Company's shareholders for the adoption of a shareholder rights plan. In addition, the Proposal directs the Company to redeem rights which have been distributed under the Company's existing shareholder rights plan.

II. DISCUSSION

Section 211 of the GCL provides that "[b]ylaws may be adopted, amended or repealed either by approval of the outstanding shares (Section 152) or by the approval of the board, except as provided in Section 212." Section 212(b) of the GCL provides that "[t]he bylaws may contain any provision, not in conflict with law or the articles for the management of the business and for the conduct of the affairs of the corporation," and then specifies eight items as illustrative of the type of provisions that might normally be included in the bylaws of a corporation. The bylaws cannot, however, contain "a provision which is required to be included in the articles under Section 204(a) (unless the bylaws merely repeat the article provision), since such a provision would be 'in conflict with law'."(Marsh's California Corporation Law, 4th Edition, §5.17(D)).

Section 204(a) of the GCL provides that:

"The articles of incorporation may set forth:

(a) Any or all of the following provisions, which shall not be effective unless expressly provided in the articles:

* * *

(9) A provision requiring the approval of the shareholders (Section 153) or the approval of the outstanding shares (Section 152) for any corporate action, even though not otherwise required by this division."

The type of provision contemplated by the Proposal can only be made through an amendment to the Company's Restated Articles of Incorporation as provided in Section 902 of the GCL.

The proposed amendment to the Company's Bylaws set forth in the Proposal provides that the Company may not adopt a shareholder rights plan or agreement unless the plan or agreement has been approved by the holders of a majority of the shares voted at a meeting of the Company's shareholders and must redeem the rights issued under the Company's existing shareholder rights plan since this plan was not approved by the Company's shareholders. The Company's Restated Articles of Incorporation do not currently require shareholder approval for the adoption or termination of a shareholder rights plan. The amendment set forth in the Proposal is therefore not a proper subject for a bylaw amendment under Section 211 of the GCL.

The proposed amendment set forth in the Proposal also violates the Company's Bylaws. Section 1, Article XX of the Company's Bylaws provides as follows:

> "New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote of shareholders entitled to exercise a majority of the voting power of the corporation or by the written assent of such shareholders, except as otherwise provided by law or by the articles of incorporation."

Since the proposed amendment to the Company's Bylaws set forth in the Proposal violates California law for the reasons set forth above, the proposed amendment likewise violates Section 1, Article XX of the Company's Bylaws.

Accordingly, it is our opinion that the Proposal may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders because, as a matter of California law, the proposed amendment to the Company's Bylaws set forth in the Proposal is not a proper subject for a bylaw amendment under Sections 204(a)(9), 211 and 212(b) of the GCL and violates Section 1, Article XX of the Company's Bylaws.

Respectfully submitted,

O'Melveny & Myers LLP

LA1:954610.2

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

San Francisco
100 Van Ness Avenue, 20th Floor
San Francisco, California 94102
415.626.1880
Fax 415.626.2860

Barry S. Jellison (CA)
J. Thomas Bowen (CA, NV)
Steven L. Stemerman (CA,NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Michael T. Anderson (CA, NV, DC, MA)
Timothy Sears (CA, NV, DC)
Kristin L. Martin (CA, NV)
of counsel:
Philip Paul Bowe (CA)
Mark Brooks (TN)

Washington, DC
1155 15th Street, N.W., Suite 405
Washington, DC 20005
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
Mark Hanna (DC, VA)

Boston
8 Beacon Street, 4th Floor
Boston, MA 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Robert P. Cowell (1931 - 1980)

McCracken, Stemerman, Bowen & Holsberry
1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

February 1, 2002

Via Facsimile 202-942-9525

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Southwest Gas Corporation

Ladies and Gentlemen:

We represent Jeff L. Carpenter, a shareholder in Southwest Gas Corporation (the "Company"). Mr. Carpenter has submitted a shareholder proposal under Rule 14a-8. The proposal is to amend the bylaws of the Company to prohibit the adoption of a shareholder rights plan (commonly known as a "poison pill") and requiring the redemption of any existing plan. An exception would be allowed if the shareholders voted for the plan prior to its adoption.

The Company has requested a no-action recommendation solely on the grounds that the requirement of a shareholder vote for the adoption of a shareholder rights plan would violate California law. The Company and its counsel rely upon a single provision of California's General Corporation Law. That provision, Cal. Corp. Code section 204(a)(9), provides that a corporation's articles of incorporation may set forth "a provision requiring the approval of the shareholders (section 153) or the approval of the outstanding shares (section 152) for any corporate action, even though not otherwise required by this division." The list of provisions which includes section 204(a)(9) is preceded by a clause stating, "The articles of incorporation may set forth: (a) any or all of the following provisions, which shall not be effective unless expressly provided in the articles."

Section 204(a)(9) has never been construed in any published decision by any court. Indeed, it has never even been cited by any court. "Corporate action" is not defined in section 204 or elsewhere in the General Corporation Law. California counsel for the Company did not cite any authority or evidence for the proposition that the adoption of a shareholder rights plan comes within the meaning of "corporate action."

There is much reason to doubt that the California Legislature had shareholder rights plans in mind when section 204(a)(9) was enacted. First, the provision was enacted in 1975. Cal. Stats. 1976, ch. 641, §6.2. Shareholder rights plans first came into use in the 1980s. Second, shareholder rights plans are not actions in any normal sense of the word. Unlike events which would be commonly recognized as corporate actions, such as acquisitions, divestitures, spinoffs, restructurings, financings and the like, the adoption of a shareholder rights plan by a corporation's board of directors is completely passive. It is not an action but a provision for future action in the event of contingencies which may or may not happen. It is nothing more than a policy. In the case of the Company's shareholder rights plan, as in most, the Board of Directors may terminate the plan whenever it chooses. Rights Plan, Section 23. Third, unlike recognizable forms of "corporate action", the shareholder rights plan is uniquely designed--ostensibly–for the purpose of benefitting shareholders as such, as opposed to benefitting the corporation. This was explained by the Company in its statement in opposition to Mr. Carpenter's non-binding proposal made (and passed) at the Company's 2001 Annual Meeting. Southwest Gas Corp., Form 14A (April 3, 2001), pages 23-24 (copy attached for convenience of reference). There is no logic to the argument that the Legislature intended to limit the ability of shareholders to assert the right to vote on a matter that concerns only their rights as shareholders. Finally, because the shareholder rights plan has no effect on the business and affairs of the corporation itself but only on the ownership of shares of stock in the corporation, it cannot be regarded as a corporate action.

Therefore, in our opinion, Mr. Carpenter's proposal, as written, would not violate California law if it were enacted. Nevertheless, any controversy concerning the proposal could be eliminated by striking the final clause of the first sentence of the proposed amendment to the Company's bylaws ("..., unless such plan or agreement has previously been approved by holders of a majority of shares voted at the meeting of stockholders at which the matter is considered."). In keeping with this change, the words "require prior stockholder approval" would be deleted from the fifth line of the fourth paragraph of the supporting statement. Mr. Carpenter is willing to make these modifications. This is a minor change that does not alter the substance of the proposal. See Staff Legal Bulletin No. 14 (July 13, 2001). The main thrust of the proposal is to ban shareholder rights plans. The clause Mr. Carpenter is prepared to delete is only an exception to the general rule. The modification can be accomplished by two short edits.

Therefore, the proponent respectfully requests that the Company's request for a no-action recommendation be denied.

Very truly yours,

Richard G. McCracken

RGM/rs
cc: Jeff L. Carpenter
Robert M. Johnson, Esq.

study on the economics of rights plans states that "The stock-returns evidence suggests that the effect of poison pills to deter prospective hostile takeover bids outweighs the beneficial effects that might come from increased bargaining leverage of the target management." A study by Professor John Pound of Harvard University's Corporate Research Project and Lilli A. Gordon of the Gordon Group found a correlation between high corporate performance and the absence of poison pills.

We believe that management accountability is particularly important in light of Southwest Gas' recent performance. As of November 28, 2000, Southwest Gas' stock price was at 20 11/16, down 28.5% from a high of 28 15/16 on August 13, 1999.

In recent years, various companies, including Tyco International and Union Carbide, have been willing to redeem or not renew their poison pills. We believe that Southwest Gas' shareholders should have some say in whether Southwest Gas follows suit.

We urge shareholders to vote FOR this proposal.

ALL REFERENCES TO "WE" IN MR. CARPENTER'S SUPPORTING STATEMENT ARE REFERENCES TO MR. CARPENTER, NOT THE COMPANY'S OTHER SHAREHOLDERS, THE COMPANY, OR THE COMPANY'S BOARD OF DIRECTORS.

STATEMENT IN OPPOSITION

Your Board of Directors recommends a vote against this Proposal because (1) rights plans such as the Company's Amended and Restated Rights Agreement dated as of February 9, 1999 between the Company and Harris Trust Company, as Rights Agent (the "Rights Plan") help maximize shareholder value, and (2) the Rights Plan protects shareholders and the Company from unfair and abusive takeover tactics. The Board believes that the Company's Rights Plan is in the best interests of the Company and its shareholders, employees and customers.

The Board of Directors adopted a rights plan to protect the Company and its shareholders against coercive and abusive takeover tactics and to ensure that each shareholder would be treated fairly in the event of an unsolicited offer to acquire the Company.

The Rights Plan does not prevent an offer to acquire the Company at a price and on terms that are fair and in the best interests of shareholders. Rather, the Rights Plan improves the Board's ability to discharge its fiduciary duty by protecting shareholders from unfair or inadequate offers and abusive tactics. The Rights Plan also enhances the Board's ability to get a higher price upon terms and conditions that are reasonably likely to receive all necessary regulatory approvals, if there is to be a sale of the Company. The Board's ability to achieve this objective by negotiating with a potential acquirer on behalf of all shareholders is significantly greater than the ability of an individual shareholder to achieve such a result. Without the protections and benefits of a rights plan, the Board could lose important bargaining power in negotiating a transaction with a potential acquirer or pursuing potentially superior alternatives. In responding to an unsolicited acquisition proposal and negotiating with a potential acquirer, the Board recognizes its obligation to fulfill its fiduciary duties to shareholders in deciding whether to redeem the Rights to facilitate a transaction.

The benefits of shareholder rights plans have been validated by a study by Georgeson & Company Inc., in November 1997. The study found that:

(i) premiums paid to companies with shareholder rights plans were on average eight percentage points higher than premiums paid to purchase target companies that did not have shareholder rights plans; (ii) the presence of a shareholder rights plan did not increase the likelihood that a hostile takeover bid would be defeated or that a friendly bid would be withdrawn; and (iii) a shareholder rights plan did not reduce the likelihood

that a company would become a takeover target (the takeover rate was similar for companies with and without shareholder rights plans). This conclusion has been supported by Patrick McGunn, director of corporate programs for Institutional Shareholder Services, who was recently quoted as saying that "companies with poison pills tend to get higher premiums paid on average than companies that don't have pills." (Wall Street Journal, January 29, 1999).

By comparison, the 1986 study relied upon by Mr. Carpenter in support of his proposal is over 13 years old.

Over 1,900 publicly traded companies have adopted rights plans. Your Board believes that the Rights Plan serves the best interests of the Company and its shareholders, employees and customers. For the reasons discussed above, the Board strongly believes that the Company should retain this important tool for the protection of shareholders. The Board urges you to vote against the Proposal.

OTHER MATTERS TO COME BEFORE THE MEETING

If any business not described herein should come before the meeting for shareholder action, it is intended that the shares represented by proxies will be voted in accordance with the best judgment of the persons voting them. At the time this proxy statement was mailed, the Company knew of no other matters which might be presented for shareholder action at the meeting.

SUBMISSION OF SHAREHOLDER PROPOSALS

Shareholders are advised that any shareholder proposal intended for consideration at the 2002 Annual Meeting of Shareholders and inclusion in the Company's proxy materials for the meeting must be received in writing by the Company on or before December 3, 2001. If a shareholder intends to offer any proposal at such meeting without using the Company's proxy materials, notice of such intended action has to be provided to the Company on or before December 3, 2001, in order for the proposal to be presented for shareholder consideration at the Annual Meeting. All proposals must comply with applicable SEC rules. It is recommended that shareholders, submitting proposals for inclusion in the Company's proxy materials or notices to the Company, direct such proposals or notices to the Corporate Secretary of the Company and utilize Certified Mail -- Return Receipt Requested in order to ensure timely delivery.

By Order of the Board of Directors

/s/ GEORGE C. BIEHL
George C. Biehl
Executive Vice President/Chief
Financial Officer and Corporate
Secretary

SOUTHWEST GAS CORPORATION

Robert M. Johnson, Assistant General Counsel

February 11, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Southwest Gas Corporation

Ladies and Gentlemen:

We hereby request that the Division of Corporation Finance (the "Division") recommend no action to the Securities and Exchange Commission (the "SEC") if management of the Company omits from its proxy statement and form of proxy for its 2002 annual meeting of shareholders the shareholder proposal (the "Proposal") as originally submitted by Jeff L. Carpenter and as proposed to be revised (the "Revised Proposal"). A copy of the Proposal, the Company's request, to omit the Proposal from its proxy statement and form of proxy (including the opinion of O'Melveny & Myers LLP) and the letter from Mr. Carpenter's counsel dated February 1, 2002 containing the Revised Proposal are attached hereto as Exhibit A.

Both the Proposal and the Revised Proposal seek to limit the ability of the Company's Board of Directors to adopt a shareholder rights plan and direct the Company to redeem rights which have been distributed under the Company's existing shareholder rights plan.

A shareholder proposal may be omitted under Rule 14a(i)(1) if its adoption would violate applicable state law. As the opinion of O'Melveny & Myers LLP attached hereto as Exhibit B and the earlier opinion of O'Melveny & Myers LLP, included in Exhibit A, make clear, the Proposal and the Revised Proposal violate California law because:

(1) the proposed amendment to the Company's Bylaws set forth in the Proposal and the proposed amendment to the Company's Bylaws set forth in the Revised Proposal are not proper subjects for a bylaw amendment under California law;

5241 Spring Mountain Road / P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 364-3227

(2) the proposed amendment to the Company's Bylaws set forth in the Revised Proposal further violates California law since it does not provide for elimination of the restriction on the ability of the Company's Board of Directors to exercise certain of its corporate powers by a vote of the Company's shareholders permitted by Section 300(a) of the General Corporation Law of the State of California; and

(3) under Section 1, Article XX of the Company's Bylaws, the Company's Bylaws may only be amended by the vote of shareholders entitled to exercise a majority of the voting power of the Company if the amendment is permissible under California law; for the reasons set forth in items (1) and (2) above the proposed amendments set forth in the Proposal and the Revised Proposal would violate California law.

We, therefore, believe that both the Proposal and the Revised Proposal may be properly omitted under Rule 14a(i)(1) because they contravene California law, and we hereby request that the Division recommend no action to the SEC if the Company omits both the Proposal and the Revised Proposal from its proxy statement and form of proxy for its 2002 annual meeting of shareholders.

Very truly yours,

Robert M. Johnson
Assistant General Counsel

Enclosure

c Jeff L. Carpenter
Richard G. McCracken, Esq.

EXHIBIT A

SOUTHWEST GAS CORPORATION

Robert M. Johnson, Assistant General Counsel

January 7, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Southwest Gas Corporation

Ladies and Gentlemen:

Southwest Gas Corporation ("Southwest") hereby requests that the Division of Corporation Finance (the "Division") recommend no action to the Securities and Exchange Commission (the "SEC") if management of Southwest omits from its proxy statement and form of proxy for its 2002 annual meeting of shareholders the shareholder proposal (the "Proposal") submitted by Jeff L. Carpenter, attached hereto as Exhibit A, and received by Southwest on November 29, 2001.

The Proposal seeks to require the approval of Southwest's shareholders for the adoption of a shareholder rights plan and directs Southwest to redeem rights which have been distributed under the corporation's existing shareholder rights plan.

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if its adoption would violate applicable state law. As the opinion of O'Melveny & Myers LLP attached hereto as Exhibit B concludes, the Proposal violates California law because:

(1) the proposed amendment to Southwest's Bylaws set forth in the Proposal is not a proper subject for a bylaw amendment under California law since a provision requiring the approval of Southwest's shareholders for any corporate action must be set forth in the Company's Restated Articles of Incorporation; and

(2) under Section 1, Article XX of the Southwest's Bylaws, the Bylaws may only be amended by the vote of shareholders entitled to exercise a majority of the voting power of the corporation if the amendment is

5241 Spring Mountain Road / P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 364-3227

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

San Francisco
100 Van Ness Avenue, 20th Floor
San Francisco, California 94102
415.626.1880
Fax 415.626.2860

Barry S. Jellison (CA)
J. Thomas Bowen (CA, NV)
Steven L. Stemerman (CA,NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Michael T. Anderson (CA, NV, DC, MA)
Timothy Sears (CA, NV, DC)
Kristin L. Martin (CA, NV)

of counsel:
Philip Paul Bowe (CA)
Mark Brooks (TN)

Washington, DC
1155 15th Street, N.W., Suite 405
Washington, DC 20005
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
Mark Hanna (DC, VA)

Boston
8 Beacon Street, 4th Floor
Boston, MA 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Robert P. Cowell (1931 - 1980)

McCracken, Stemerman, Bowen & Holsberry
1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

February 20, 2002

Via Facsimile 202-942-9525

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Southwest Gas Corporation

Ladies and Gentlemen:

This is in reply to the February 11, 2002 letter from Southwest Gas Corporation, supplementing its request for a no-action recommendation. The Company has submitted an opinion letter from its California counsel, O'Melveny & Myers, LLP ("O'Melveny").

O'Melveny disagrees with this author's opinion that there is much reason to doubt that the California legislature intended to include shareholder votes on shareholder rights plans when it enacted Cal.Corp.Code section 204(a)(9). O'Melveny does not dispute, however, that section 204(a)(9) has never been construed or even cited in any published decision. It also does not dispute that the term "corporate action", the meaning of which is crucial to determining the scope of section 204(a)(9) is not defined anywhere in the California General Corporation Law and that no judicial gloss has given any guidance to its meaning. O'Melveny asserts that the adoption of a shareholder rights plan is a corporate action within the "normal sense of the term 'corporate actions'". The reasoning is circular.

Furthermore, as pointed out previously, a shareholder rights plan is not a normal corporate action. It is a device that did not exist when section 204(a)(9) was adopted. It is purely executory, as O'Melveny agrees. It is in the form of a contract with the rights agent, but it is a contract in form only. It can be terminated by the Board of Directors at will and without cause. The rights agent has no duties or rights under the contract until the occurrence of future events, and even then, the Board of Directors can still instruct it not to issue any rights. The purpose of the rights plan is not to raise capital for the corporation or to acquire or dispose of any assets that may be used by the corporation in its activities. Its sole purpose is to prevent a transaction in the shares of the corporation's stock that is not deemed desirable by the Board of Directors. The purpose, as all know, is to prevent a would-be acquirer from getting control of the corporation through the purchase of shares of stock in the open market. Because it has nothing at all to do with the corporation's capitalization, assets or business operations, it is not a corporate action in any normal sense.

Under O'Melveny's reasoning, anything done by the Board of Directors is ipso facto a corporate action that cannot be controlled by the shareholders. As shown below, this argument proves too much. The GCL gives shareholders the right to adopt bylaws concerning the business and affairs of the corporation. The business and affairs of the corporation are obviously corporate actions within the "normal sense" divined by O'Melveny. If it were right, the shareholders would be stripped of their explicit statutory power to adopt bylaws dealing with the business and affairs of the corporation. Therefore, the most that can be said is that the question whether a shareholder rights plan is a corporate action within the meaning of section 204(a)(9) is reasonably debatable, which the proponent concedes.

It is only because this point is debatable that the proponent is willing to amend his proposal and the supporting statements to eliminate this issue. In the final, brief section of its opinion letter, O'Melveny takes the position that even as amended, the proposal would violate California law because it would interfere with the power of the Board of Directors to manage the business and affairs of the corporation. This argument does not give any weight to shareholders' powers to regulate the business and affairs of the corporation through the bylaws, and is contrary to the existing law on this subject.

Cal.Corp.Code section 211 gives shareholders the right to amend the bylaws of a corporation. The articles or the bylaws may even restrict or eliminate the power of the board of directors to adopt, amend or repeal any or all bylaws. Section 211 states:

> Bylaws may be adopted, amended or repealed either by approval of the outstanding shares (Section 152) or by the approval of the board, except as provided in Section 212. Subject to subdivision (a)(5) of Section 204, the articles or bylaws may restrict or eliminate the power of the board to adopt, amend or repeal any or all by laws.

The shareholders are thus accorded clear primacy in control over the bylaws. The permissible content of the bylaws is almost limitless. Cal.Corp.Code section 212(b). The bylaws may contain "...any provision, not in conflict with law or the articles, for the management of the business and for the conduct of the affairs of the corporation...." (Emphasis added).

Cal.Corp.Code section 300(a), upon which O'Melveny relies, provides:

> (a) Subject to the provisions of this division and any limitations in the articles relating to action required to be approved by the shareholders (Section 153) or by the outstanding shares (Section 152), the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board. The board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the board. (Emphasis added)

Section 300(a) gives the management of the "business and affairs" of the corporation to the Board of Directors, but "subject to the provisions of this division". This grant of power to the Board of Directors is therefore subject to the provisions of sections 211 and 212, which give the shareholders the ultimate power over the content of the bylaws and provide that a scope of what may be covered in the bylaws–"management of the business and for the conduct of the affairs of the corporation"–that is coextensive with the scope of the power given to the Board of Directors in section 300(a). It cannot be said, therefore, that the power of the Board of Directors extends more widely than the allowable scope of the bylaws, or that an amendment to the bylaws is improper because it invades an exclusive province of the Board. O'Melveny's reading of section 300(a) would completely nullify the statutory grant of power to the shareholders to enact bylaws. Under O'Melveny's reading, the Board of Director's power over the "business and affairs" of the corporation would be presumed exclusive as to any subject absent specific permission to the shareholders in the articles of incorporation. If this were true, the shareholders' statutory power to enact bylaws in sections 211 and 212 would be a nullity. The only way to read section 300(a) consistently with sections 211 and 212 is that the board of directors has the authority to manage the corporation but this authority is subject to any bylaws validly enacted by the shareholders.

This reasoning was adopted by the Oklahoma Supreme Court in the only case on point, International Brotherhood of Teamsters v. Fleming Company, 1999 OK 3, 975 P.2d 907 (1999), a case in which this author represented the plaintiff shareholder. We are confident that the California courts would apply the same reasoning and reach the same conclusion as the court in Fleming. The California statutory provisions give at least as much power to the shareholders over shareholders rights plans as the Oklahoma statute, which is modeled on Delaware corporations law.

Very truly yours,

Richard G. McCracken

RGM/rs
cc: Jeff L. Carpenter
Robert M. Johnson, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Gas Corporation
Incoming letter dated January 7, 2002

The proposal would amend Southwest Gas' bylaws to prohibit adoption of any shareholder rights plan without prior shareholder approval and to require redemption of Southwest Gas' existing shareholder rights plan. The revised proposal would amend Southwest Gas' bylaws to prohibit adoption of any shareholder rights plan and to require redemption of Southwest Gas' existing shareholder rights plan.

We are unable to concur in your view that Southwest Gas may omit the proposal and the revised proposal under rule 14a-8(i)(1). In our view, Southwest Gas has not met its burden of establishing that the proposal is an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Southwest Gas may omit the proposal and revised proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

permissible under California law; for the reasons set forth in (1) above the proposed amendment set forth in the Proposal would violate California law.

Southwest, therefore, believes that the Proposal may be properly omitted under Rule 14a-8(i)(1) because it contravenes California law, and Southwest hereby requests that the Division recommend no action to the SEC if Southwest omits the Proposal from its proxy statement and form of proxy for its 2002 annual meeting of shareholders.

Very truly yours,

Robert M. Johnson
Assistant General Counsel

c Jeff L. Carpenter

EXHIBIT A

RESOLVED, pursuant to section 1 of Article XX of the Bylaws of Southwest Gas Corporation ("Southwest Gas" or the "Company") and section 211 of the California Corporations Code, the shareholders hereby amend the Bylaws to add the following Article XXI, which shall take effect immediately upon adoption at the meeting of the shareholders at which this resolution is considered:

> "ARTICLE XXI" "Shareholder Rights Plans" "The corporation shall not adopt any rights plan, share purchase rights plan or similar agreement, share purchase rights plan or similar agreement, commonly known as a 'poison pill,' which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareholder and the corporation, unless such plan or agreement has previously been approved by holders of a majority of shares voted at the meeting of stockholders at which the matter is considered. The corporation shall promptly redeem any such rights or otherwise terminate any such plan in existence on the date this Bylaw is adopted, including, without limitation, the rights plan adopted by the corporation in 1996."

SUPPORTING STATEMENT

In December 1996, Southwest Gas' board of directors issued preference stock purchase rights to common shareholders pursuant to a Rights Agreement. These rights are a powerful anti-takeover device, commonly referred to as a "poison pill" that effectively prevents an acquisition of the Company without the prior approval of the incumbent board.

Although management and the board should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies the unilateral imposition of a poison pill. We believe that Southwest Gas' poison pill injures shareholders by reducing management accountability and adversely affecting shareholder value.

A recent study found that firms with the strongest shareholder rights significantly outperform companies with weaker shareholder rights and outperform the broader market. A 2001 study of 1,500 firms by researchers at Harvard and the University of Pennsylvania's Wharton School found a significant positive relationship between greater shareholder rights, as measured by a governance index, and both firm valuation and performance from 1990 to 1999. The governance index took into account, among other things, whether a company had a poison pill.

Last year, holders of over 60% of Southwest Gas' shares voting on the issue (including abstentions but excluding broker "non-votes") voted in favor of a non-binding proposal urging the board to redeem Southwest Gas' poison pill or seek shareholder approval for its continuation. The board, despite the clear directive from the Company's stockholders, refused to do so. Accordingly, we are submitting this proposed bylaw to require prior stockholder approval of any new rights plan and the redemption or termination, respectively, of any rights or plan in effect on the date on which this bylaw is adopted.

We urge shareholders to vote FOR this resolution!

EXHIBIT B

O

O'MELVENY & MYERS LLP

CENTURY CITY
IRVINE SPECTRUM
MENLO PARK
NEWPORT BEACH
NEW YORK
SAN FRANCISCO

400 South Hope Street
Los Angeles, California 90071-2899

TELEPHONE (213) 430-6000
FACSIMILE (213) 430-6407
INTERNET: www.omm.com

TYSONS CORNER
WASHINGTON, D.C.
HONG KONG
LONDON
SHANGHAI
TOKYO

January 7, 2002

OUR FILE NUMBER
815,040-999

Southwest Gas Corporation
5241 Spring Mountain Road
Las Vegas, Nevada 89102

Re: *Shareholder Proposal*

Ladies and Gentlemen:

You have requested our opinion as to whether a shareholder proposal (the "Proposal") submitted to Southwest Gas Corporation (the "Company") by Jeff L. Carpenter may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Company is a California corporation.

It is our opinion that the Proposal may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders because it violates the General Corporation Law of the State of California ("GCL"). The reasons for our opinion is set forth below.

I. THE PROPOSAL

The Proposal reads as follows:

> RESOLVED, pursuant to section 1 of Article XX of the Bylaws of Southwest Gas Corporation ("Southwest Gas" or the "Company") and section 211 of the California Corporations Code, the shareholders hereby amend the Bylaws to add the following Article XXI, which shall take effect immediately upon adoption at the meeting of the shareholders at which this resolution is considered:
>
> "ARTICLE XXI" "Shareholder Rights Plans" The corporation shall not adopt any rights plan, share purchase rights or similar agreement, share purchase rights plan or similar agreement, commonly known as a "poison pill," which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified

threshold and/or merger or other transaction between a significant shareholder and the corporation, unless such plan or agreement has previously been approved by holders of a majority of shares voted at the meeting of stockholders at which the matter is considered. The corporation shall promptly redeem any such rights or otherwise terminate any such plan in existence on the date this Bylaw is adopted, including, without limitation, the rights plan adopted by the corporation in 1996."

The Proposal seeks to require the approval of the Company's shareholders for the adoption of a shareholder rights plan. In addition, the Proposal directs the Company to redeem rights which have been distributed under the Company's existing shareholder rights plan.

II. DISCUSSION

Section 211 of the GCL provides that "[b]ylaws may be adopted, amended or repealed either by approval of the outstanding shares (Section 152) or by the approval of the board, except as provided in Section 212." Section 212(b) of the GCL provides that "[t]he bylaws may contain any provision, not in conflict with law or the articles for the management of the business and for the conduct of the affairs of the corporation," and then specifies eight items as illustrative of the type of provisions that might normally be included in the bylaws of a corporation. The bylaws cannot, however, contain "a provision which is required to be included in the articles under Section 204(a) (unless the bylaws merely repeat the article provision), since such a provision would be 'in conflict with law'."(Marsh's California Corporation Law, 4th Edition, §5.17(D)).

Section 204(a) of the GCL provides that:

"The articles of incorporation may set forth:

(a) Any or all of the following provisions, which shall not be effective unless expressly provided in the articles:

* * *

(9) A provision requiring the approval of the shareholders (Section 153) or the approval of the outstanding shares (Section 152) for any corporate action, even though not otherwise required by this division."

The type of provision contemplated by the Proposal can only be made through an amendment to the Company's Restated Articles of Incorporation as provided in Section 902 of the GCL.

The proposed amendment to the Company's Bylaws set forth in the Proposal provides that the Company may not adopt a shareholder rights plan or agreement unless the plan or agreement has been approved by the holders of a majority of the shares voted at a meeting of the Company's shareholders and must redeem the rights issued under the Company's existing shareholder rights plan since this plan was not approved by the Company's shareholders. The Company's Restated Articles of Incorporation do not currently require shareholder approval for the adoption or termination of a shareholder rights plan. The amendment set forth in the Proposal is therefore not a proper subject for a bylaw amendment under Section 211 of the GCL.

The proposed amendment set forth in the Proposal also violates the Company's Bylaws. Section 1, Article XX of the Company's Bylaws provides as follows:

> "New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote of shareholders entitled to exercise a majority of the voting power of the corporation or by the written assent of such shareholders, except as otherwise provided by law or by the articles of incorporation."

Since the proposed amendment to the Company's Bylaws set forth in the Proposal violates California law for the reasons set forth above, the proposed amendment likewise violates Section 1, Article XX of the Company's Bylaws.

Accordingly, it is our opinion that the Proposal may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders because, as a matter of California law, the proposed amendment to the Company's Bylaws set forth in the Proposal is not a proper subject for a bylaw amendment under Sections 204(a)(9), 211 and 212(b) of the GCL and violates Section 1, Article XX of the Company's Bylaws.

Respectfully submitted,

O'Melveny & Myers LLP

LA1:954610.2

DAVIS COWELL & BOWE, LLP
Counselors and Attorneys at Law

San Francisco
100 Van Ness Avenue, 20th Floor
San Francisco, California 94102
415.626.1880
Fax 415.626.2860

Barry S. Jellison (CA)
J. Thomas Bowen (CA, NV)
Steven L. Stemerman (CA,NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Michael T. Anderson (CA, NV, DC, MA)
Timothy Sears (CA, NV, DC)
Kristin L. Martin (CA, NV)
of counsel:
Philip Paul Bowe (CA)
Mark Brooks (TN)

Washington, DC
1155 15th Street, N.W., Suite 405
Washington, DC 20005
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
Mark Hanna (DC, VA)

Boston
8 Beacon Street, 4th Floor
Boston, MA 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Robert P. Cowell (1931 - 1980)

McCracken, Stemerman, Bowen & Holsberry
1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

February 1, 2002

FEB 0 1 2002

Via Facsimile 202-942-9525

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Southwest Gas Corporation

Ladies and Gentlemen:

We represent Jeff L. Carpenter, a shareholder in Southwest Gas Corporation (the "Company"). Mr. Carpenter has submitted a shareholder proposal under Rule 14a-8. The proposal is to amend the bylaws of the Company to prohibit the adoption of a shareholder rights plan (commonly known as a "poison pill") and requiring the redemption of any existing plan. An exception would be allowed if the shareholders voted for the plan prior to its adoption.

The Company has requested a no-action recommendation solely on the grounds that the requirement of a shareholder vote for the adoption of a shareholder rights plan would violate California law. The Company and its counsel rely upon a single provision of California's General Corporation Law. That provision, Cal. Corp. Code section 204(a)(9), provides that a corporation's articles of incorporation may set forth "a provision requiring the approval of the shareholders (section 153) or the approval of the outstanding shares (section 152) for any corporate action, even though not otherwise required by this division." The list of provisions which includes section 204(a)(9) is preceded by a clause stating, "The articles of incorporation may set forth: (a) any or all of the following provisions, which shall not be effective unless expressly provided in the articles."

Section 204(a)(9) has never been construed in any published decision by any court. Indeed, it has never even been cited by any court. "Corporate action" is not defined in section 204 or elsewhere in the General Corporation Law. California counsel for the Company did not cite any authority or evidence for the proposition that the adoption of a shareholder rights plan comes within the meaning of "corporate action."

There is much reason to doubt that the California Legislature had shareholder rights plans in mind when section 204(a)(9) was enacted. First, the provision was enacted in 1975. Cal. Stats. 1976, ch. 641, §6.2. Shareholder rights plans first came into use in the 1980s. Second, shareholder rights plans are not actions in any normal sense of the word. Unlike events which would be commonly recognized as corporate actions, such as acquisitions, divestitures, spinoffs, restructurings, financings and the like, the adoption of a shareholder rights plan by a corporation's board of directors is completely passive. It is not an action but a provision for future action in the event of contingencies which may or may not happen. It is nothing more than a policy. In the case of the Company's shareholder rights plan, as in most, the Board of Directors may terminate the plan whenever it chooses. Rights Plan, Section 23. Third, unlike recognizable forms of "corporate action", the shareholder rights plan is uniquely designed--ostensibly--for the purpose of benefitting shareholders as such, as opposed to benefitting the corporation. This was explained by the Company in its statement in opposition to Mr. Carpenter's non-binding proposal made (and passed) at the Company's 2001 Annual Meeting. Southwest Gas Corp., Form 14A (April 3, 2001), pages 23-24 (copy attached for convenience of reference). There is no logic to the argument that the Legislature intended to limit the ability of shareholders to assert the right to vote on a matter that concerns only their rights as shareholders. Finally, because the shareholder rights plan has no effect on the business and affairs of the corporation itself but only on the ownership of shares of stock in the corporation, it cannot be regarded as a corporate action.

Therefore, in our opinion, Mr. Carpenter's proposal, as written, would not violate California law if it were enacted. Nevertheless, any controversy concerning the proposal could be eliminated by striking the final clause of the first sentence of the proposed amendment to the Company's bylaws ("..., unless such plan or agreement has previously been approved by holders of a majority of shares voted at the meeting of stockholders at which the matter is considered."). In keeping with this change, the words "require prior stockholder approval" would be deleted from the fifth line of the fourth paragraph of the supporting statement. Mr. Carpenter is willing to make these modifications. This is a minor change that does not alter the substance of the proposal. See Staff Legal Bulletin No. 14 (July 13, 2001). The main thrust of the proposal is to ban shareholder rights plans. The clause Mr. Carpenter is prepared to delete is only an exception to the general rule. The modification can be accomplished by two short edits.

Therefore, the proponent respectfully requests that the Company's request for a no-action recommendation be denied.

Very truly yours,

Richard G. McCracken

RGM/rs

cc: Jeff L. Carpenter
Robert M. Johnson, Esq.

study on the economics of rights plans states that "The stock-returns evidence suggests that the effect of poison pills to deter prospective hostile takeover bids outweighs the beneficial effects that might come from increased bargaining leverage of the target management." A study by Professor John Pound of Harvard University's Corporate Research Project and Lilli A. Gordon of the Gordon Group found a correlation between high corporate performance and the absence of poison pills.

23

<PAGE> 28

We believe that management accountability is particularly important in light of Southwest Gas' recent performance. As of November 28, 2000, Southwest Gas' stock price was at 20 11/16, down 28.5% from a high of 28 15/16 on August 13, 1999.

In recent years, various companies, including Tyco International and Union Carbide, have been willing to redeem or not renew their poison pills. We believe that Southwest Gas' shareholders should have some say in whether Southwest Gas follows suit.

We urge shareholders to vote FOR this proposal.

ALL REFERENCES TO "WE" IN MR. CARPENTER'S SUPPORTING STATEMENT ARE REFERENCES TO MR. CARPENTER, NOT THE COMPANY'S OTHER SHAREHOLDERS, THE COMPANY, OR THE COMPANY'S BOARD OF DIRECTORS.

STATEMENT IN OPPOSITION

Your Board of Directors recommends a vote against this Proposal because (1) rights plans such as the Company's Amended and Restated Rights Agreement dated as of February 9, 1999 between the Company and Harris Trust Company, as Rights Agent (the "Rights Plan") help maximize shareholder value, and (2) the Rights Plan protects shareholders and the Company from unfair and abusive takeover tactics. The Board believes that the Company's Rights Plan is in the best interests of the Company and its shareholders, employees and customers.

The Board of Directors adopted a rights plan to protect the Company and its shareholders against coercive and abusive takeover tactics and to ensure that each shareholder would be treated fairly in the event of an unsolicited offer to acquire the Company.

The Rights Plan does not prevent an offer to acquire the Company at a price and on terms that are fair and in the best interests of shareholders. Rather, the Rights Plan improves the Board's ability to discharge its fiduciary duty by protecting shareholders from unfair or inadequate offers and abusive tactics. The Rights Plan also enhances the Board's ability to get a higher price upon terms and conditions that are reasonably likely to receive all necessary regulatory approvals, if there is to be a sale of the Company. The Board's ability to achieve this objective by negotiating with a potential acquirer on behalf of all shareholders is significantly greater than the ability of an individual shareholder to achieve such a result. Without the protections and benefits of a rights plan, the Board could lose important bargaining power in negotiating a transaction with a potential acquirer or pursuing potentially superior alternatives. In responding to an unsolicited acquisition proposal and negotiating with a potential acquirer, the Board recognizes its obligation to fulfill its fiduciary duties to shareholders in deciding whether to redeem the Rights to facilitate a transaction.

The benefits of shareholder rights plans have been validated by a study by Georgeson & Company Inc., in November 1997. The study found that:

(i) premiums paid to companies with shareholder rights plans were on average eight percentage points higher than premiums paid to purchase target companies that did not have shareholder rights plans; (ii) the presence of a shareholder rights plan did not increase the likelihood that a hostile takeover bid would be defeated or that a friendly bid would be withdrawn; and (iii) a shareholder rights plan did not reduce the likelihood

that a company would become a takeover target (the takeover rate was similar for companies with and without shareholder rights plans). This conclusion has been supported by Patrick McGunn, director of corporate programs for Institutional Shareholder Services, who was recently quoted as saying that "companies with poison pills tend to get higher premiums paid on average than companies that don't have pills." (Wall Street Journal, January 29, 1999).

By comparison, the 1986 study relied upon by Mr. Carpenter in support of his proposal is over 13 years old.

Over 1,900 publicly traded companies have adopted rights plans. Your Board believes that the Rights Plan serves the best interests of the Company and its shareholders, employees and customers. For the reasons discussed above, the Board strongly believes that the Company should retain this important tool for the protection of shareholders. The Board urges you to vote against the Proposal.

OTHER MATTERS TO COME BEFORE THE MEETING

If any business not described herein should come before the meeting for shareholder action, it is intended that the shares represented by proxies will be voted in accordance with the best judgment of the persons voting them. At the time this proxy statement was mailed, the Company knew of no other matters which might be presented for shareholder action at the meeting.

SUBMISSION OF SHAREHOLDER PROPOSALS

Shareholders are advised that any shareholder proposal intended for consideration at the 2002 Annual Meeting of Shareholders and inclusion in the Company's proxy materials for the meeting must be received in writing by the Company on or before December 3, 2001. If a shareholder intends to offer any proposal at such meeting without using the Company's proxy materials, notice of such intended action has to be provided to the Company on or before December 3, 2001, in order for the proposal to be presented for shareholder consideration at the Annual Meeting. All proposals must comply with applicable SEC rules. It is recommended that shareholders, submitting proposals for inclusion in the Company's proxy materials or notices to the Company, direct such proposals or notices to the Corporate Secretary of the Company and utilize Certified Mail -- Return Receipt Requested in order to ensure timely delivery.

By Order of the Board of Directors

/s/ GEORGE C. BIEHL
George C. Biehl
Executive Vice President/Chief
Financial Officer and Corporate
Secretary

EXHIBIT B

O'MELVENY & MYERS LLP

CENTURY CITY
IRVINE SPECTRUM
MENLO PARK
NEWPORT BEACH
NEW YORK
SAN FRANCISCO

400 South Hope Street
Los Angeles, California 90071-2899
TELEPHONE (213) 430-6000
FACSIMILE (213) 430-6407
INTERNET: www.omm.com

TYSONS CORNER
WASHINGTON, D.C.
HONG KONG
LONDON
SHANGHAI
TOKYO

February 11, 2002

OUR FILE NUMBER
815,040-999

WRITER'S DIRECT DIAL
213-430-6590

WRITER'S E-MAIL ADDRESS
flossing@omm.com

Southwest Gas Corporation
5241 Spring Mountain Road
Las Vegas, Nevada 89102

Re: *Shareholder Proposal*

Ladies and Gentlemen:

Mr. Carpenter has submitted a shareholder proposal to Southwest Gas Corporation (the "Company") pursuant to Rule 14a-8. In our letter to you dated January 7, 2002, we expressed our view that this shareholder proposal violates the General Corporation Law of the State of California (the "GCL"). By letter dated February 1, 2002, Mr. Carpenter's attorneys, Davis, Cowell & Bowe, LLP ("DCB"), expressed the view that:

(1) the adoption of a shareholder rights plan by resolution of the board of directors of a California corporation, is not a "corporate action" within the meaning of Section 204(a)(9) of the GCL, and

(2) the adoption of a resolution by a board of directors of a California corporation to redeem rights issued under a shareholder rights plan or otherwise to terminate a shareholder rights plan is not a "corporate action" within the meaning of Section 204(a)(9) of the GCL.

DCB further states that, any controversy regarding Mr. Carpenter's proposal could be eliminated if the proposal is modified as follows:

"RESOLVED, pursuant to Section 1 of Article XX of the Bylaws of Southwest Gas Corporation ("Southwest Gas" or the "Company") and Section 211 of the California Corporations Code, the shareholders hereby amend the Bylaws to add the following Article XXI, which shall take effect immediately upon adoption at the meeting of the shareholders at which this resolution is considered:

'ARTICLE XXI' 'Shareholder Rights Plans' The corporation shall not adopt any rights plan, share purchase rights or similar agreement, share purchase rights plan or similar agreement, commonly known as a "poison pill", which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareholder and the corporation. The corporation shall promptly redeem any such rights or otherwise terminate any such plan in existence on the date this Bylaw is adopted, including, without, limitation the rights plan adopted by the corporation in 1996.[1]"

You have asked whether we concur with the views expressed by DCB. The answer is, we do not. Furthermore, we believe that the proposal, as revised, may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders because it violates the GCL. The reasons for our opinion are set forth below.

I. DEFINITION OF CORPORATE ACTION

The position that Mr. Carpenter's proposal does not in any manner affect corporate actions are belied by the plain words of his proposal. The proposal expressly states that the "corporation shall not adopt any rights plan..." and "the corporation shall promptly redeem any such rights or otherwise terminate any such plan in existence". Thus, by its very terms, Mr. Carpenter is directing the corporation not to take certain actions and to take certain actions. Actions taken or not taken by corporations are certainly corporate actions within the normal sense of the term "corporate actions".

DCB further argues that Section 204(a)(9) only refers to certain types of corporate actions, such as "acquisitions, divestitures, spinoffs, restructurings, financings and the like". DCB does not cite any authority for this proposition. There is, however, substantial authority to support the view that the adoption of a shareholder rights plan and the redemption of rights thereunder by resolution of a board of directors of a California corporation is a corporate action relating to some of the most fundamental powers of the board.

The Legislative Committee Comment (1975)-Assembly states that:

> "Certain provisions are of such a nature (e.g., a requirement that specific corporate acts be approved by the vote of all of the shares or directors, as the case may be), that they ought not to be permitted unless stated in the articles. If restricted to the articles, the existence of such significant provisions is more easily determined and their adoption or change is subject to the procedures for amendment of the articles."

A provision that restricts the ability of a board of directors of a public corporation to take actions that it believes are in the best interests of the corporation and its shareholders are highly

[1] The Company's shareholder rights plan that was adopted in 1996 was amended and restated in 1999 to, among other things, eliminate the "continuing director" provisions

unusual and are of a type that should be set forth in the articles of incorporation. The language of Section 300(a) of the GCL supports this view. Section 300(a) of the GCL provides that:

> "Subject to the provisions of this division and any limitations in the articles relating to action required to be approved by the shareholders (Section 153) or by the outstanding shares (Section 152), or by less than a majority vote of a class or series of preferred shares (Section 402.5), the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board."

Section 207 of the GCL enumerates some of the corporate powers of a corporation. In particular, Section 207 provides that:

> "Subject to any limitations contained in the articles and to compliance with other provisions of this division and any other applicable laws, a corporation shall have all of the powers of a natural person in carrying out its business activities, including, without limitation, the power to:
>
> ...
>
> (d) Subject to the provisions of Section 510[2], issue, purchase, redeem, receive, take or otherwise acquire, own, hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares, bonds, debentures and other securities.
>
> ...
>
> (g) Subject to the provisions of Section 315[3], assume obligations, enter into contracts ...

A shareholder rights plan provides for the issuance and redemption of rights and the distribution of other securities if certain events occur. The rights issued under the Company's Amended and Restated Rights Agreement ("Rights Agreement") are securities. The Junior Participating Preference Stock that would be issued upon the occurrence of certain events are likewise securities. Actions taken by a board of directors of a California corporation with respect to securities are among the fundamental corporate actions that may be taken by a board of directors in connection with the exercise of the corporate powers of the corporation.

Section 32 of the Rights Agreement specifically states that the Agreement and each Rights Certificate issued thereunder is a contract made under the laws of the State of California and shall for all purposes be governed by and construed in accordance with the laws of the State of California applicable to contracts. Actions taken by a board of directors of a California corporation with respect to contracts are also among the fundamental corporate actions that may

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[2] Section 510 of the GCL sets forth standards and procedures to be followed in connection with the redemption of shares which are not applicable to the current circumstances.

[3] Section 315 of the GCL sets forth special provisions with respect to loans or guarantees of directors or officers of the corporation which are not applicable to the current circumstances.

be taken by a board of directors in connection with the exercise of the corporate powers of the corporation.

The position taken by DCB that actions taken by a board of directors of a California corporation are not corporate actions because the Rights Agreement is executory and solely for the benefit of the Company's shareholders is likewise without merit.

Section 208(b) of the GCL states that any contract or conveyance made in the name of a California corporation which is authorized or ratified by the board binds the corporation and the corporation acquires rights thereunder, whether the contract is executed or wholly or in part executory. The Agreement was executed by the Company and Harris Trust Company of California. It was authorized by the Board of Directors. The Company therefore as a matter of law has rights under the Agreement. In addition, Section 31 of the Agreement provides that:

> "This Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the holders of Common Stock)."

DCB's position is therefore contrary to California law as well as the express provisions of the Rights Agreement.

II. DISCUSSION OF NEW PROPOSAL

Section 211 of the GCL provides that "[b]ylaws may be adopted, amended or repealed either by approval of the outstanding shares (Section 152) or by approval of the board, except as provided in Section 212." Section 212(b) of the GCL provides that "[t]he bylaws may contain any provision, not in conflict with law or the articles for the management of the business and for the conduct of the affairs of the corporation," and then specifies eleven items as illustrative of the type of provisions that might normally be included in the bylaws of a corporation. The bylaws cannot, however, contain "a provision which is required to be included in the articles under Section 204(a) (unless the bylaws merely repeat the article provision), since such a provision would be 'in conflict with law'". (<u>Marsh's California Corporation Law</u>, 4th Edition, §5.17(D)).

Section 300(a) of the GCL states that all corporate powers of the corporation must be exercised by or under the direction of the board of directors, subject to any limitations relating to action required to be approved by the shareholders (Section 153) or by the outstanding shares (Section 152) and other provisions of the GCL. The revised proposal violates this requirement by attempting to limit the exercise of the Company's corporate powers by the Board of Directors without placing the limitation in the articles of incorporation.

It is also probable that a court would conclude that the proposed limitation on Board action could be removed if approved by the outstanding shares since, under Section 211 of the GCL, the proposed bylaw could be removed upon approval of the outstanding shares. Under this interpretation, the proposal would satisfy the shareholder approval requirements of Section 300(a) of the GCL. It would, however, violate the provisions of Section 204(a)(9) of the GCL since the shareholder approval requirement is not set forth in the Company's articles of incorporation. This was the very defect that DCB contends the revised proposal was intended to cure. Thus, even if the revised proposal is defective.

Accordingly, it is our opinion that the revised proposal may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of shareholders because it violates the provisions of Sections 211, 212(b) and 300(a) of the GCL and Article XX of the Company's Bylaws.

Respectfully submitted,

O'Melveny & Myers LLP

LA1 960040.1